March 3, 2010

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 22 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of this filing is to revise the investment strategy for the Chariot Absolute Return Currency Portfolio and to conform the prospectuses for the Adaptive Allocation Portfolio, Chariot Absolute Return Currency Portfolio, Changing Parameters Portfolio, Dent Strategic Portfolio, JNF Equity Portfolio, JNF Balanced Portfolio, and JNF Money Market Portfolio to comply with the new form N1-A statutory and summary prospectus requirements.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP